July 26, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc.
Registration Statement on Form F-4 (File No. 333-180092)

Ladies and Gentlemen:

     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Eurasian Minerals Inc. (“Eurasian”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced registration statement on Form F-4 (as amended, the “Registration Statement”) to July 27, 2012 at 4:30 p.m. (Eastern) or as soon as practicable thereafter.

     Eurasian hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Eurasian from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  Eurasian may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Eurasian also respectfully requests that the Commission confirm to it, in writing, the effective date and time of the Registration Statement.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission, p. 2
July 26, 2012

Sincerely,

EURASIAN MINERALS INC.

By:	/s/ Christina Cepeliaukas
Christina Cepeliaukas
Chief Financial Officer

cc:	Kimberley R. Anderson, Esq.
Dorsey & Whitney LLP, U.S. counsel to Eurasian

Andrew J. McLeod, Esq.
Blake, Cassels & Graydon LLP, Canadian counsel to Eurasian

Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C., counsel to Bullion